SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 29, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
●	Tele2 announces new Technology organization and changes to Leadership Team, dated March 26, 2019
●	Invitation to presentation of the first quarter 2019 results, dated March 27, 2019
●	Change in the number of votes in Tele2, dated March 29, 2019
●	Correction: Change in the number of votes in Tele2, dated March 29, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-03-26

PRESS RELEASE
Tele2 announces new Technology organization and changes to Leadership Team

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) announces the next step for the company’s Technology organization. Today’s Fixed and Mobile Technology organizations will from April 1st be merged into one unit, led by Thomas Helbo, today EVP Technology Fixed at Tele2.

As a part of Tele2’s vision to become a truly integrated operator, the company is now announcing the next step for the Technology organization. In order to work in the most effective way and make the best use of competences, the Fixed and Mobile Technology organizations will be merged into one business unit led by Thomas Helbo, today Executive Vice President Technology Fixed, Tele2.

Thomas Helbo has long experience within technical strategy and development. Since Thomas started as CTO at Com Hem in 2016 he has successfully led the technical organization at Com Hem through a major change journey. Prior to that Thomas was CTO at Stofa in Denmark, and Chairman of the Danish electronics industry association.

As a result of the new organizational structure for the combined technology organization, Thomas Björklund, currently Executive Vice President Technology Mobile, will leave Tele2 in the end of June 2019. Thomas has been at Tele2 for 22 years and played a crucial role as he has held positions spanning from Network Architect to Director of Network Strategy.

– Thomas Björklund is a highly appreciated leader, a true role model and a strong ambassador of Tele2’s culture and values. He remains a part of the Tele2 family and is welcome back to the company at any given time. I would like to personally thank Thomas for the strong legacy he leaves behind, and I wish him all the best going forward, says Anders Nilsson, President and CEO, Tele2.

– I have had a fantastic time at Tele2 and it is with great pride that I look back at everything that the Mobile Technology team has accomplished over the past 22 years. Tele2 is today operating one of the world’s most high performing and cost-efficient mobile networks. I will miss all the talented colleagues and friends that I have worked with to achieve those goals. Lastly, I wish Thomas Helbo the best of luck in running the combined organization going forward, says Thomas Björklund, outgoing Executive Vice President Mobile Technology, Tele2.

The Technology leadership change will be effective as of April 1st.

For more information, please contact:
Louise Ekman, Head of B2C Communications, Tele2 AB, Phone: +46 70 5222 117
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-03-27

PRESS RELEASE

Invitation to presentation of the first quarter 2019 results

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) will publish its Q1 2019 results on Wednesday, April 24, 2019. The presentation will be hosted by Anders Nilsson, CEO, Mikael Larsson, CFO, Samuel Skott, EVP Sweden Consumer, and Erik Strandin Pers, Head of Investor Relations.

Tele2 will publish its financial results for Q1 2019 at 07:00 CEST (06:00 BST, 01:00 EDT) on Wednesday, April 24, 2019.

Teleconference and webcast
Tele2 will host a teleconference with presentation at 10:00 CEST (09:00 BST, 04:00 EDT) on Wednesday, April 24, 2019. The presentation will be held in English and will also be available as a webcast at Tele2’s website: www.tele2.com

Dial-in information:
To make sure your are connected in time for the teleconference, please dial in a few minutes in advance and register your attendance. Use Confirmation Code 8792765.

Dial-in numbers:
SE: +46 (0) 8 50 69 21 80
UK: +44 (0) 2071 928000
US: +1 631 510 74 95

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-03-29
PRESS RELEASE

Change in the number of votes in Tele2

Stockholm – Tele2 AB (publ) (“Tele2” or the “Company”) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announced that Tele2’s total number of votes has decreased.

Owners of 40,770 class A shares in Tele2 have requested the conversion of these to class B shares in accordance with the reclassification provision set forth in § 5 of the Company’s articles of association.

As of March 29, 2019, the total number of shares in Tele2 amounts to 690,341,597 of which 22,606,922 are class A shares with ten votes each, 665,835,675 are class B shares with one vote each and 1,899,000 are class C shares with one vote each. The total number of votes in the Company amounts to 893,803,895. The total number of votes in the Company excluding 1,409,227 class B shares and 1,899,000 class C shares held in treasury amounts to 3,308,227.

This information is information that Tele2 AB (publ) is obliged to make public pursuant to the Financial Instruments Trading Act. The information was submitted for publication at 08:00 CET on March 29, 2019.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com
2019-03-29

PRESS RELEASE

Correction: Change in the number of votes in Tele2
This is a correction of the announcement from 08:00 03.29.2019 CET. Reason for the correction: The correction relates to the total number of votes in Tele2 excluding treasury shares.
Stockholm – Tele2 AB (publ) (“Tele2” or the “Company”) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announced that Tele2’s total number of votes has decreased.
Owners of 40,770 class A shares in Tele2 have requested the conversion of these to class B shares in accordance with the reclassification provision set forth in § 5 of the Company’s articles of association.
As of March 29, 2019, the total number of shares in Tele2 amounts to 690,341,597 of which 22,606,922 are class A shares with ten votes each, 665,835,675 are class B shares with one vote each and 1,899,000 are class C shares with one vote each. The total number of votes in the Company amounts to 893,803,895. The total number of votes in the Company excluding 1,409,227 class B shares and 1,899,000 class C shares held in treasury amounts to 890,495,668.
This information is information that Tele2 AB (publ) is obliged to make public pursuant to the Financial Instruments Trading Act. The information was submitted for publication at 14:00 CET on March 29, 2019.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019		Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel